FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 5, 2009

Item 3: News Release:

A news release dated and issued on August 5, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital and First Nickel Announce New Platinum & Palladium Zone on Raglan Hills Joint Venture Property

Item 5: Full Description of Material Change:

August 5, 2009, Vancouver, BC – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and First Nickel Inc. (“First Nickel”) (TSX: FNI) are pleased to report the discovery of a new zone of Pt and Pd mineralization and the confirmation of Ni and Cu mineralization on the Raglan Hills property.  The Raglan Hills project is a joint venture between First Nickel and PFN, the details of which were announced in a press release dated December 11, 2007.

First Nickel has tested 7 airborne electromagnetic targets with 29 drill holes (4,616 metres) between February and May, 2009.  Targets were selected based on the presence of coincident magnetic and electromagnetic anomalies and known Ni-Cu sulphide mineralization.  Assay results from 19 of the 29 diamond drill holes completed on the Raglan Hills property have now been received.

First Nickel has discovered a new zone of Pt and Pd mineralization hosted in a previously unexplored mafic intrusive body within Raglan Township.  The Pt and Pd mineralization has been identified in two separate zones within the mafic intrusion, close to the contacts with the host sediments.  Drill hole FNB009 intersected 5.05 metres grading 0.762 grams per tonne (gpt) Pt and 1.216 gpt Pd, and hole FNB010 intersected 2.7 metres grading 0.659 gpt Pt and 1.052 gpt Pd.  A table of significant assay results from the zone is provided below.

ML North Target

Hole ID	From (m)	To (m)	Width (m)	Pt (gpt)	Pd (gpt)	Pt+Pd (gpt)
FNB009	9.95	15.00	5.05	0.762	1.216	1.978
and	41.70	43.00	1.030	0.812	1.276	2.008
FNB010	137.90	140.60	2.70	0.659	1.052	1.711
and	144.60	150.60	6.00	0.508	0.829	1.337
FNB011	134.00	134.80	0.80	0.490	0.706	1.196
FNB012	128.00	129.40	1.40	0.420	0.675	1.095

All assay intervals reported are core length and do not represent true widths (defined as being measured at right angles to the direction of extension of the sulphide body).  The true widths are undefined. All other assay samples are pending analysis.

Paul Davis, Vice President of Exploration of First Nickel states “The discovery of a new zone of Pt and Pd mineralization within the first phase of our drill program demonstrates the great exploration potential of this area.  The presence of Pt and Pd mineralization indicates that the sulphide mineralization has interacted with the mafic intrusive unit and may potentially be a vector to more extensive Ni, Cu, Pt and Pd mineralization.  We have secured a large land package along this prospective trend and we are confident in our continued success and further discoveries of additional Ni-Cu and PGE mineralization in this under-explored part of Ontario.”

Drilling completed on the historic Raglan Nickel Showing, in Raglan Township confirmed the presence of Ni and Cu sulphide mineralization below the surface exposures.  Drill hole FNB004 intersected 5.8 metres grading 0.47% Ni and 0.64% Cu, and FNB005 intersected 1.0 metre grading 0.86% Ni and 2.50% Cu.  Sulphide mineralization is associated with a more mafic portion of the Raglan metagabbro complex, and may be related to a feeder to the main intrusive body.

Raglan Nickel Showing

Hole ID	From (m)	To (m)	Width (m)	Ni (%)	Cu (%)	Pt (gpt)	Pd (gpt)	Pt+Pd (gpt)
FNB004	24.00	29.80	5.80	0.47	0.64	0.037	0.168	0.205
FNB005	19.40	20.40	1.00	0.86	2.50	0.020	0.315	0.335

All assay intervals reported are core length and do not represent true widths (defined as being measured at right angles to the direction of extension of the sulphide body).  All other assay samples are pending.

Borehole UTEM geophysical surveys have been completed by Lamontagne Geophysics Ltd on all of the holes drilled by the Joint Venture on the Raglan Hills property.  First Nickel has submitted the data to an independent geophysical consultant for interpretation.  A follow-up exploration program will be designed after receipt of all assays and a review of the borehole geophysical interpretation.

The diamond drilling program was designed and carried out under the supervision of First Nickel’s Senior Geologist, Scot Halladay, P.Geo.  a “qualified person” as defined by National Instrument 43-101.  The information in this release was prepared under the direction of Paul Davis, P.Geo., Vice President of Exploration for First Nickel Inc., a “qualified person” as defined by National Instrument 43-101.  First Nickel Inc. follows a rigorous QA/QC protocol on all of its exploration projects. Drill core of interest (NQ size) is sawn in half, with one half retained for future reference and one half sent to a commercial laboratory, SGS Laboratories in Lakefield, Ontario.  A rigorous quality assurance/quality control program is employed which includes the insertion of standards and blanks for each batch of samples.

About First Nickel Inc:

First Nickel is a Canadian mining and exploration Company. Its current activities are primarily focused on the Sudbury Basin in northern Ontario, the location of the company's redevelopment stage property (the Lockerby Mine) and two of its exploration properties. First Nickel also has exploration properties in the Timmins region of northern Ontario and the Belmont region of Eastern Ontario. First Nickel's shares are traded on the TSX under the symbol FNI.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 5th day of August 2009.